AMERICAN

resources corporation

September 27, 2017

Mr. Carlos Pacho,

Senior Assist. Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:

American Resources Corporation (f/k/a NGFC Equities, Inc.)

Form 10-K for Fiscal Year Ended September 30, 2016

Form 8-K/A- Filed May 15, 2017

Form 8-K- Filed June 2, 2017

File No. 000-55456

Dear Mr. Pacho:

We have received and reviewed your comment letter of July 26, 2017.  We appreciate the time and thought you have put into looking at our information.  Below our responses are as follows:

Form 8-K/A, filed May 15, 2017

Item 5.03

2.  Please provide current Item 5.03 disclosure of your on-going consideration of changing the registrant’s fiscal year in conjunction with the reverse acquisition.

Response:  We are in the process of evaluating the ramifications in order to make a sound business decision on potentially changing year ends.

Financial Statements: Quest Energy, Inc.

Basis of Presentation and Consolidation, page 10

2.  Please clarify for us the relationship between Quest Energy Inc. and Quest Energy Corporation as well as your wholly owned subsidiaries that pre-existed the formation of Quest Energy Inc. in June 2015.  Describe for us the formation and operations of each.  Identify and explain any and all instances of common ownership and/or common management between these entities.

AMERICAN RESOURCES CORPORATION   •
P.O. BOX 606   •   FISHERS, IN   •   46038
INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK

Response:  Quest Energy Corporation is owned by five individuals who hold management positions and equity with Question Energy Inc as well as two external stockholders.  Application of ASC Topic 805 does not require predecessor accounting treatment.

ERC Mining Indiana Corp is a wholly owned subsidiary of Quest Energy Inc.  It had de minimis operations transactions or account balances before June 2015.

Quest Processing LLC is a wholly owned subsidiary of Quest Energy Inc.  It had no operations, transactions or account balances before June 2015.

3.  As previously requested in comment 5, tell us why financial information of predecessor entities for periods before June 2015 have been omitted

Response:   Quest Energy Corp does not meet the predecessor accounting treatment thresholds.  The above referenced entities of ERC Mining Indiana Corp had de minimis operations transactions or account balances before June 2015 and Quest Processing LLC had no operations transactions or account balances before June 2015.

Note 5 -Management Agreement, page 14

4.  Please clarify your response to comment 8.  We note from Note 5 on page 14 that “ERC retained rights to the underlying mining permit and reclamation liability” of LC Energy Operations, LLC.  Tell us the nature of such retained rights and obligations and how you determined their values.  Describe for us any related contingent obligations you assumed in this transaction and, as applicable, explain for us how such contingencies are disclosed in the Quest Energy, Inc. financial statements.  Explain for us why you have not reflected such retained rights to the underlying mining permit and reclamation liability in Quest Energy, Inc’s financial statements.

Response:  In the filed 2016 financial statements the above referenced sentence has been changed to “ERC retained administrative rights to the underlying mining permit and reclamation liability.”  Further the next sentence reads, “The entity (LC Energy) has the right within the agreement to take the mining permits and reclamation liability at any time.”  Therefore, ERC has no value in the mining permit or reclamation liability.  There are no contingent obligations.  Values have not been disclosed because no value is retained by Quest.

Note 7 -Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 15

9.  We note your response to comment 9.  In the absence of a timely filing of your audited financial statements for fiscal year 2016, please amend to provide fair value disclosures for the year ended December 31, 2015 in accordance with ASC 820-10-50.

AMERICAN RESOURCES CORPORATION   •
P.O. BOX 606   •   FISHERS, IN   •   46038
INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK

Response:  The audited financial statements for fiscal year 2016 have been filed.    No additional disclosures are needed to adequately adhere to ASC 820-10-50.

We appreciate the opportunity to respond to the staff’s comments in your letter of June 20, 2017, and look forward to working with you and your colleagues to bring our filings current.

Sincerely,

AMERICAN RESOURCES CORPORATION

/s/: Mark C. Jensen, Chief Executive Officer

AMERICAN RESOURCES CORPORATION   •
P.O. BOX 606   •   FISHERS, IN   •   46038
INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK